SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             GOLDEN BEAR GOLF, INC.
                           -------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 ---------------------------------------------
                         (Title of Class of Securities)

                                    380975102
                                 --------------
                                 (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 380975102                                        13G           PAGE 2

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RICHARD P. BELLINGER

2          Check the appropriate Box if a Member of a Group             (a) [X]
           (SEE INSTRUCTIONS)                                           (b) [ ]

3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

NUMBER OF                     5         SOLE VOTING POWER
SHARES                                  0
BENEFI-
CIALLY                        6         SHARED VOTING POWER
OWNED BY                                0
EACH                          7         SOLE DISPOSITIVE POWER
REPORTING                               120,000
PERSON
WITH                          8         SHARED DISPOSITIVE POWER
                                        573,600

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           693,600

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                         [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           20.9%

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

CUSIP NO. 380975102                                      13G           PAGE 3

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BARBARA B. NICKLAUS

2          Check the appropriate Box if a Member of a Group            (a) [X]
           (SEE INSTRUCTIONS)                                          (b) [ ]

3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

NUMBER OF                     5         SOLE VOTING POWER
SHARES                                  0
BENEFI-
CIALLY                        6         SHARED VOTING POWER
OWNED BY                                0
EACH                          7         SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON
WITH                          8         SHARED DISPOSITIVE POWER
                                        573,600

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           573,600

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                         [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           17.3%

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

Item 1(a).                 NAME OF ISSUER.

                           The name of the issuer is Golden Bear Golf, Inc. (the "Issuer").

Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                           The address of the Issuer's principal executive office is 11780 U.S. Highway One, North Palm Beach, Florida 33408.

Item 2(a).                 NAME OF PERSON FILING.

                           This report is being filed by Richard P. Bellinger and Barbara B. Nicklaus (collectively, the "Reporting Persons").

Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                           The principal business address of each of the Reporting Persons is 11780 U.S. Highway One, North Palm Beach, Florida 33408.

Item 2(c).                 CITIZENSHIP.

                           Each of the Reporting Persons is a citizen of the United States of America.

Item 2(d).                 TITLE OF CLASS OF SECURITIES.

                           This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock").

Item 2(e).                 CUSIP NUMBER.

                           380975102

Item 3.                    Not applicable.

Item 4.                    OWNERSHIP.

                           (a) As of December 31, 1996, the Reporting Persons may be deemed to be the beneficial owners of 573,600 shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), as follows: (i) 114,720 shares of Class B Common Stock held indirectly as co-trustees of the Jack W. Nicklaus, II Trust; (ii) 114,720 shares of Class B Common Stock, held indirectly as co-trustees of the Steven Nicklaus Trust; (iii) 114,720

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                           shares of Class B Common Stock, held indirectly as
                           co-trustees of the Nancy J. Nicklaus O'Leary Trust;
                           (iv) 114,720 shares of Class B Common Stock, held indirectly as co-trustees of the Gary T. Nicklaus Trust; and (v) 114,720 shares of Class B Common Stock, held indirectly as co-trustees of the Michael
                           S. Nicklaus Trust (collectively, the "Nicklaus Family Trusts").

                                    As described in greater detail below, each
                           share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Accordingly, for purposes of this filing, the Reporting Persons will be deemed to beneficially own of an aggregate of 573,600 shares of Class A Common Stock in their respective capacities as co-trustees of the Nicklaus Family Trusts.

                                    In addition, as of December 31, 1996,
                           Mr. Bellinger beneficially owned 120,000 shares of Class A Common Stock which are held by him directly. Mrs. Nicklaus disclaims beneficial ownership of all shares of Class A Common Stock held directly by Mr. Bellinger.

                                    The Nicklaus Family Trusts are parties to a
                           Shareholders' Agreement (the "Family Shareholders' Agreement"), dated August 6, 1996, with Mr. Nicklaus which, among other things, grants Mr. Nicklaus the right to vote all shares of Class B Common Stock held by the Nicklaus Family Trusts in Mr. Nicklaus' discretion on any and all corporate matters on which the Nicklaus Family Trusts would be entitled to vote. The Family Shareholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock and Class B Common Stock. Each party to the Family Shareholders' Agreement, including the Reporting Persons in their respective capacities as co-trustees of the Nicklaus Family Trusts, has granted to the other parties a right of first offer to purchase any shares of Common Stock of such party in the event such party intends to sell to a person (or group of persons) who is not a "Permitted Transferee," as that term is defined in the Issuer's Articles of Incorporation, except in certain circumstances, such as sales in underwritten public offerings or sales made in compliance with Rule 144. Certain of the shares of Class B Common Stock owned by certain Nicklaus Family Trusts are pledged to Mr. Nicklaus to secure loans made by Mr. Nicklaus to such trusts. The Nicklaus Family Trusts are further prohibited from selling, disposing or otherwise transferring any such shares for a period of two years ending June 1998.

                                    Mr. Bellinger pledged all of the shares of
                           Class A Common Stock held by him directly to Mr. Nicklaus as collateral to secure certain loans made by Mr. Nicklaus to Mr. Bellinger. Mr. Bellinger also entered into a Shareholders' Agreement, dated August 6, 1996, with Mr. Nicklaus and the Issuer (the "Management Shareholders' Agreement"), pursuant to which he assigned to Mr. Nicklaus the right to vote all of such shares in Mr. Nicklaus' discretion until such shares are sold or transferred to a third party. The Management Shareholders' Agreement also prohibits Mr. Bellinger from selling, disposing or otherwise transferring any such shares for a period of two years ending June 1998.

                           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Persons, Mr. Bellinger would beneficially own 693,600 shares of Class A Common Stock, which would constitute 20.9% of the number of shares of Class A Common Stock outstanding, and Mrs. Nicklaus would beneficially own 573,600 shares of Class A Common Stock, which would constitute 17.3% of the number of shares of Class A Common Stock outstanding.

                                    Each share of Class A Common Stock entitles
                           the holder to one vote on each matter submitted to a vote of the Issuer's shareholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 120,000 shares of Class A Common Stock and the 573,600 shares of Class B Common Stock beneficially owned by Mr. Bellinger constitute 19.3% of the aggregate voting power of the Issuer, and the 573,600 shares of Class B Common Stock beneficially owned by Mrs. Nicklaus constitute 18.9% of the voting power of the Issuer. However, as described in greater detail below, the Reporting Persons do not possess any voting power with respect to any of the shares of Common Stock held by them.

                           (c) The Reporting Persons do not possess any voting power with respect to the 573,600 shares of Class B Common Stock held by them indirectly as co-trustees of the Nicklaus Family Trusts. Mr. Bellinger does not possess any voting power with respect to the 120,000 shares of Class A Common Stock held by him directly. The Reporting Persons share dispositive power among themselves with respect to the 573,600 shares of Class B Common Stock held by them indirectly as co-trustees of the Nicklaus Family Trusts. Mr. Bellinger possesses sole dispositive power over the 120,000 shares of Class A Common Stock held by him directly.

Item 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable.

Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON.

                                    The beneficiaries of the Nicklaus Family
                           Trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class B Common Stock owned by the Nicklaus Family Trust of which such person is the beneficiary. As described in greater detail elsewhere herein, the Nicklaus Family Trusts are subject to the Family Shareholders' Agreement and certain of the shares of Class B Common Stock held therein have been pledged to the Reporting Person.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.

Item 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP.

                           The members of the group filing this Schedule 13G are Mr. Bellinger and Mrs. Nicklaus.

Item 9.                    NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

Item 10.                   CERTIFICATION.

                           Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                                     /s/ RICHARD P. BELLINGER
                                                     --------------------------
Date: February 14, 1997                              Richard P. Bellinger


                                                     /s/ BARBARA B. NICKLAUS
                                                     --------------------------
Date: February 14, 1997                              Barbara B. Nicklaus





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